CONSENT OF STUART E. COLLINS

The undersigned hereby consents to: (i) the filing of the written disclosure regarding the technical report entitled “Technical Report Update on the Roca Honda Project, McKinley County, New Mexico, U.S.A.” dated August 6, 2012, in relation to (a) the Form 40-F Annual Report for the period ended December 31, 2013, and any amendments thereto (the “Form 40-F”), of Energy Fuels Inc. (the “Company”), filed with the United States Securities and Exchange Commission, (b) the Company’s Annual Information Form for the period ended December 31, 2013 (the “AIF”) and (c) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein (the “Circular”); and (ii) the incorporation by reference of such disclosure into (a) the Company’s Form S-8 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “S-8”), and (b) the Company’s Form F-10 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “F-10”).

I also consent to: (i) the use of my name in the AIF, the Circular, the Form F-10 and the Form 40-F; (ii) the incorporation by reference of the Form 40-F, and the AIF into Form S-8; and (iii) the incorporation by reference of the Form 40-F, the AIF and the Circular into the Form F-10.

(Signed) “Stuart E. Collins”
Stuart E. Collins, Professional Engineer

Date: March 28, 2014

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